July 24, 2007

Mail Stop 4561

Mr. Edward L. Torres
Chief Executive Officer
Environmental Service Professionals, Inc.
1111 East Tahquitz Canyon Way
Suite 110
Palm Springs, CA   92262

Re: Item 4.02 Form 8-K
        Filed July 6, 2007
        Item 4.02 Forms 8-K/A
        Filed July 18 and 19, 2007
        File No. 001-14244

Dear Mr. Torres:

        We have reviewed your response letters dated July 18, 2007 and July 19, 2007 and have the following additional comment.

1. We note that you have reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2006 in light of the restatement. It appears that you determined that your controls were not effective at that time and that you are currently working on improving them by seeking a new Chief Financial Officer. In this regard, please amend your 10-KSB/A for the year ended December 31, 2006 to address this reconsideration and your related conclusion.

                                ******

        You should response to this comment on or before July 31, 2007.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant